# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stock Yards Bancorp, Inc., CIK 0000835324
CUSIP: 861025104
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1040 E MAIN ST, LOUISVILLE, Kentucky (KY), 40206
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000741073

## Reporting persons
- STOCK YARDS BANK & TRUST CO: type of reporting person: bank (BK); citizenship or place of organization: Kentucky (KY); does not affirm membership in a group (box b); sole voting power 2,496,585; shared voting power 0; sole dispositive power 2,229,883; shared dispositive power 86,112; aggregate amount beneficially owned 2,496,585 (8% of the class)

## Item 1. Issuer
Name of issuer: Stock Yards Bancorp, Inc.
Address of issuer's principal executive offices: 1040 E MAIN ST, LOUISVILLE, KENTUCKY, 40206.

## Item 2. Person Filing
Name of person filing: Stock Yards Bank & Trust Company
Address of principal business office or, if none, residence: Same as 1(b)
Citizenship: A Kentucky Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: The Bank, in its various fiduciary capacities as agent, personal representative, custodian and trustee, is the beneficial owner (as that term is defined in Rule 13d-3) of 2,496,585.000 shares of the Common Stock, no par value, of Stock Yards Bancorp, Inc., the Bank's parent company.
Percent of class: 8.05%
Sole power to vote or to direct the vote: 2,496,585.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 2,229,883.00
Shared power to dispose or to direct the disposition: 86,112.000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- STOCK YARDS BANK & TRUST CO: Melanie Komp, Manager of Wealth Management Operations Wealth Management & Trust (11/09/2026)